FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 23 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Disposal of Interest in OWP'
                                     dated 23 December 2003



British Energy plc


Sale of Interest in Offshore Wind Power Ltd


British Energy plc announces today that it has sold its 50% equity interest in Offshore Wind Power Limited (OWP) to GB Gas Holdings Limited (GBGH), a fully owned subsidiary of Centrica plc, for an up-front cash consideration of approximately GBP2.2m and deferred consideration of up to GBP0.5m. In addition British Energy may receive further payments of up to GBP0.25m from Renewable Energy Systems Limited (RES) dependent upon progress of OWP's Round 2 offshore windfarm development


OWP is a joint venture company formed in February 2001 which is owned 50/50 by British Energy Renewables Limited (BER) and RES, a subsidiary of Robert McAlpine Holdings Limited. OWP, through its wholly owned subsidiary, Offshore Wind Power (Site No 1) Limited, has an option to take a lease from Crown Estates Commissioners (CEC) to construct a Round 1 offshore wind farm of up to 90 MW at Inner Dowsing near Skegness.


The up-front cash consideration of approximately GBP2.2m is subject to working capital and tax adjustments following completion. In a simultaneous transaction, GBGH purchased Amec plc's 100% equity interest in the adjacent Lynn offshore wind farm development. The deferred consideration of up to GBP0.5m will be payable by GBGH to BER in two further equal installments on the signing of the main construction contracts for each of the Inner Dowsing and Lynn developments.


In British Energy's accounts for the year ending 31 March 2003, British Energy's interest in OWP had a net book value of approximately GBP0.4m. OWP contributed a loss of approximately GBP0.2m to British Energy's results for the year to 31 March 2003.


The sale proceeds will be used for general working capital and collateral purposes.


CONTACTS

Andrew Dowler        0207 831 3113                          (Financial Dynamics)

Paul Heward          01355 262 201                          (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 23 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations